October 16, 2006
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. Jeffrey Riedler Mr. Greg Belliston Ms. Amy Bruckner Ms. Mary Mast

Re:	Trubion Pharmaceuticals, Inc. Registration Statement on Form S-1, Amendment 5 Filed October 5, 2006 File No. 333-134709
Ladies and Gentlemen:
     On behalf of Trubion Pharmaceuticals, Inc. (the “Company”), we respectfully submit this letter in response to comments from the Staff of the Securities and Exchange Commission received by letter dated October 12, 2006, relating to the amendment to the Company’s Registration Statement on Form S-1 (File No. 333-134709) filed with the Commission on October 5, 2006.
     The Company is concurrently filing via EDGAR Amendment No. 6 to the Registration Statement. For the convenience of the Staff, we are enclosing herewith marked copies, complete with exhibits, of Amendment No. 6.
     In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response thereto.
FORM S-1
Report of Independent Registered Public Accounting Firm, page F-2
1.	We note that your independent auditors’ report is not final with respect to the dual-dating of the financial statements to reflect your expected reverse stock split. Prior to requesting acceleration of effectiveness for your registration statement, please file an amendment to include a final, dual-dated report from your independent auditors, inclusive of an updated consent report. Additionally, please remove all references in the document that allude to the fact that you have

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not yet finalized the stock split and revise all related disclosures, such as those on page F-29, accordingly.
          In response to the Staff’s comment, the Company has revised the Registration Statement to reflect completion of a 6.271 to 1 reverse stock split and the approval by its Board of Directors of the 2006 Equity Incentive Plan and the certificate of amendment to its amended and restated certificate of incorporation. In addition, the auditors’ report and related consent have been updated for the completion of the capitalization matters and the effective date of the reverse stock split described in the last three paragraphs of Note 10 to the financial statements (page F-29) and the related legends have been removed.
Notes to Consolidated Financial Statements
10. Stockholders’ Equity (Deficit), pages F-27
2.	We acknowledge your response to comment 8; however you have not provided us with the underlying fair value of the common stock or the resulting intrinsic value for your July and September 2006 option grants. Please provide us with that information, supplementally, for all equity instruments that you have issued subsequent to the date of the latest balance sheet that you include in your filing through the date of your latest response.
          In response to the Staff’s comment, the Company supplementally provides the Staff the following table that summarizes all option grants made by the Company since June 30, 2006:

	Number of		Fair Value	Intrinsic Value
Date of	Options	Exercise	Estimate Per	Per Option
Issuance	Granted	Price	Common Share	Share
July 2006	14,505	$9.35	$17.86	$8.51

September 2006	6,614	$11.86	$15.30	$3.44
The Company did not make any option grants in August 2006.
3.	We acknowledge your response to comment 10. We reiterate our request that you please furnish your letter dated September 15, 2006 regarding stock compensation via EDGAR. Please also revise your filing, both herein and in the applicable sections of your MD&A, to disclose and/or provide us with the information that follows.
•	Please tell us and disclose which methodology, for example, the income approach or market approach, management applied as part of its retrospective valuation of the equity instruments issued during the 12 months prior to the most recent balance sheet date, June 30, 2006.

October 16, 2006

•	We again request that you disclose the significant factors underlying the difference between the fair value of your employee share options as of each grant date and your estimated IPO price. That is, disclose how the achievement of each internal milestone discussed on page 5 of the October 5, 2006 letter impacted your fair value assessment at each different point in time. For example, detail the reason for the significant increase in the reassessed share value from $2.89 in February 2005 to $9.22 in July 2005, as the catalyst for that increase is not readily determinable from the information on page 7 of your October 5, 2006 letter. Please also clarify why the $4.39 per share valuation of the first tranche of your Series B financing transaction, which closed in July 2004, differs significantly from the $2.89 fair value specified in February 2005.

•	We again request that you tell us and disclose how your entry into the December 2005 agreement with Wyeth impacted your share value in relation to the $19.45 that you specify was determined in preliminary discussions with your underwriters, as it appears you have simply relied on the initial underwriter estimate for all periods subsequent to and including March 2006. We generally do not consider an underwriter’s estimate of the ultimate IPO price to be a reasonable estimate of the fair value for pre-IPO equity transactions.

•	Additionally, you disclose on page 39 of the MD&A that management considered the execution of the Wyeth agreement in December 2005, as well as the achievement of other internal milestones, in reassessing the fair value of your common stock over the period preceding your IPO. This appears to preclude you from applying the linear or “straight-line” approach in retrospectively determining the fair value of your common stock. Please clarify your valuation approach for us or revise your financial statements and related disclosures accordingly.
          Concurrent with delivery of this response, the Company is filing via EDGAR the letter dated September 15, 2006 regarding stock compensation. The Company supplementally advises the Staff that such letter has been amended and restated in its entirety by the stock compensation letter dated October 5, 2006 and filed via EDGAR on the same date.
          The Company supplementally advises the Staff that, in connection with the preparation of its 2005 financial statements, it commenced a reassessment of its estimates of the fair value of its common stock for the period from January 2005 to March 2006. Shortly before this reassessment began, the Company and Wyeth signed their collaboration agreement and, during such reassessment, the Company received data from several investment banks suggesting that it had the ability to raise capital in the public equities market. Discussions ensued with various investment banks to review the Company’s achievements and potential in order to assess whether the Company had reached a stage of development and had an enterprise valuation to support an initial public offering. These discussions continued through the end of February 2006 and culminated in the Board of Director’s decision to engage an investment bank to assist the Company in an initial public offering of its common stock.

October 16, 2006

          In connection with the reassessment, the Company also engaged Duff & Phelps, LLC, an independent valuation firm, to perform a valuation of the Company’s common stock in accordance with the AICPA Technical Practice Aid (the “AICPA TPA”). Their valuation used a combination of the income approach and a market-based approach and resulted in an estimated fair value at December 31, 2005 of $6.27 per share. The Company’s assessment, performed during the same period, considered various market-based valuation methodologies. The valuation methodologies that most significantly impacted the Company’s reassessment of fair value as at December 31, 2005 and for the six—month period ended June 2006 were its market-based assessment of the valuation of existing comparable small capitalization, recently public, early-stage life-sciences companies.
          Utilizing the market-based valuation methodology and considerations set forth in the AICPA TPA, the Company assessed factors such as the State of the industry and the economy and the Attractiveness of industry segment by analyzing the pre-offering valuation and post-offering valuation of over forty initial public offerings by biotechnology companies for the period beginning January 2004 through February 2006. In addition, the Company considered factors such as Marketplace and major competition and Strategic relationship with major suppliers or customers and refined the list of comparable companies into those at a similar stage of product development (Phase II), including Altus Pharmaceuticals, Anadys Pharmaceuticals, Coley Pharmaceutical Group, Cytokinetics, Exelixis, Genmab, Metabasis Therapeutics, and Theravance, as well as those with strategic alliances with larger pharmaceutical companies, including Coley Pharmaceutical Group, Cytokinetics, Metabasis and Theravance. Based upon the comparison to other companies and their equity securities, as well as the valuations of new registrants within a broader group of biotechnology companies, the Company estimated its enterprise valuation upon a potential public offering to be $260 million, which resulted in a per share price of its common stock equal to $19.45 at March 2006. Because each of these entity’s stock price is driven by both general market conditions (biotechnology indices) and, most significantly, by the milestone performance unique to each registrant, the Company evaluated the performance of biotechnology indices and its performance against internal milestones as factors in the Company’s valuation reassessment at the various points in time before and after March 2006.
          During preparation of the Company’s financial statements for the periods ended in December 2005 and March 2006, the Company was faced with significantly disparate values between the independent valuation prepared by Duff & Phelps (which was in part based on an income approach) and the market-based assessment performed by Company management. As a consequence of these significantly disparate estimates of fair value, the Company concluded that averaging or weighting the valuation data was not appropriate, and further determined that its market-based valuation methodology was most relevant to valuation of the Company as of the end of 2005. After considering the reassessed fair value as of the end of 2005 as determined by the Company and the valuation of the Company at its preferred stock financing in February 2005, the Company concluded that the appreciation in value of its common stock during 2005 was due, in part, to achievement of internal milestones and, in part, to the performance of the market for comparable biotechnology stocks. These internal milestones included:
•	Series B preferred stock issued in February 2005 at $4.39 per share. Because of features such as anti-dilution protection, liquidation preferences and protective rights, the Series B preferred stock

October 16, 2006

was deemed more valuable than common stock; however, in light of a potential offering, those preferential features become less valuable and the Company determined the common stock value to be 90% of the Series B preferred stock value. The Company has determined the impact of valuing the common stock at a 10% discount to the preferred stock versus valuing the common stock equal to the preferred stock to be immaterial.

•	During July 2005, the Company completed and compiled data from its Phase I clinical trial for TRU-015. The data obtained from the Phase I trial demonstrated the safety of the TRU-015 in a small number of patients.

•	During August 2005, the Company dosed the first patient in its Phase IIa clinical trial for TRU-015. Preliminary results of the 37 patient Phase IIa clinical trial demonstrated efficacy, but more meaningful efficacy data will be available following completion of the larger 280 patient Phase IIb clinical trial currently being enrolled by the Company.

•	In November 2005, the Company entered into a term sheet with Wyeth.

•	On December 22, 2005, the Company signed a definitive agreement with Wyeth.
Except for execution of the Wyeth agreement, the Company did not consider any of the above milestones to be a significant value-creating event, but rather simply evidence of the continuing successful execution of the Company’s business plan and indicative of progress made by it over the preceding months leading to these milestones.
          Below is a graphical representation of the Company’s estimated fair value of its common stock taking into account achievement of these internal milestones and the market performance of biotechnology indices, compared to the straight-line look-back that has been utilized for accounting purposes. The significant factors believed to impact the Company’s common stock valuation have been mapped to the month in which they occur.

October 16, 2006

The increase or decrease in revised estimated common stock fair value (“CSFV”) is driven by a combination of Company-specific events and market trends for comparable companies. Both Company specific events and market trends were given a weighting in the analysis.
[A] — For January and February 2005, the revised CSFV is based upon 90% of the issuance price of the Series B preferred stock that was issued in February 2005 at $4.39 per share.
[B] — During July 2005, the Company reached a milestone whereby it completed and compiled data from its Phase I clinical trial that demonstrated the safety profile of TRU-015.
[C] — During August 2005, the Company dosed the first patient in its Phase IIa clinical trial for TRU-015.
[D] — In November 2005, the Company entered into a term sheet with Wyeth.
[E] — On December 22, 2005, the Company signed a definitive agreement with Wyeth for the development and commercialization of TRU-015 and other target product candidates, resulting in an upfront payment of $40 million.
[F] — Between March and September 2006, the Company had an unexpected delay in the first dosing of a patient for its Phase IIb clinical trial, and the market performance of comparable publicly traded

October 16, 2006

companies declined. Specifically, between February 27, 2006 and October 2, 2006, the Nasdaq Biotech Index decreased 15%.
[G] — In August 2006, the Company and seven other enterprises including GSK, Wyeth, and Centocor, filed opposition briefs to a patent that was issued to Genentech in the European Union that, if upheld, would reduce the economic value of the Company’s lead product candidate.
          In the absence of an ability to accurately and objectively measure the valuation impact of the milestones related to execution of the Company’s business plan, the Company determined that, for accounting purposes, it would record the related stock compensation expense on a straight-line ratable method as presented above. The Company has evaluated the variances between the straight-line method and the values ascribed above and has concluded that, using the straight-line method, the intrinsic value of stock option awards was overstated by approximately $200,000 for the year ended 2005 and $20,000 for the six months ended June 30, 2006. The Company has concluded that these amounts, when recognized over a typical four-year vesting period, are not material. As a result, given the immateriality of the amounts involved and the conservative nature of the accounting that has been applied, the Company has concluded that no further adjustments are necessary.
          The Company has revised the disclosure in MD&A on page 39 to reflect the analysis included herein, including the deletion of any reference to straight line or ratable appreciation of fair value.
* * *
          Please direct your questions or comments regarding this letter or Amendment No. 6 to the Registration Statement to the undersigned or Patrick J. Schultheis of this office at (206) 883-2500. Thank you for your assistance.

Sincerely, WILSON SONSINI GOODRICH & ROSATI Professional Corporation /s/ Mark J. Handfelt Mark J. Handfelt

cc:	Peter A. Thompson, M.D., FACP Trubion Pharmaceuticals, Inc.

Patrick J. Schultheis, Esq. Wilson Sonsini Goodrich & Rosati, Professional Corporation

Bruce K. Dallas, Esq. Davis Polk & Wardwell